BRAVO! BRANDS INC.
                               11300 US Highway 1
                         North Palm Beach, Florida 33408

                                                                November 6, 2006


VIA FACSIMILE AND EDGAR
-----------------------

United States Securities
 and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Carmen Moncada-Terry, Staff Attorney


         Re: Bravo! Brands Inc. (f/k/a Bravo Foods International Corp.) Registration Statement on Form SB-2, Filed December 21, 2005 File No. 333-130535

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Bravo Foods International Corp. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 12:00 noon., Eastern Time, on Tuesday November 7, 2006, or as soon thereafter as possible.

         We hereby acknowledge the following:

         o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                 BRAVO BRANDS INC.


                                                 By: /s/ Roy G. Warren
                                                    ----------------------------
                                                 Name: Roy G. Warren
                                                 Title:  Chief Executive Officer